 Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259105

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus Dated September 14, 2021

and Post-Effective Amendment No. 1, Effective June 8, 2023

24,250,000 Shares of Common Stock

Warrants to Purchase up to 24,250,000 Shares of Common Stock

Up to 24,250,000 Shares of Common Stock underlying Warrants

LogicMark, Inc.

This prospectus supplement amends and supplements the (i) prospectus, dated September 14, 2021, as supplemented or amended from time to time (the “Prospectus”), which forms a part of the Registration Statement on Form S-1, as amended (No. 333-259105) (the “Registration Statement”) of LogicMark, Inc., a Nevada corporation (the “Company”, “we”, “us” or “our”), and (ii) the Post-Effective Amendment No. 1 to the Registration Statement, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023 (the “Post-Effective Amendment”). This prospectus supplement is being filed to update and supplement the information in the Prospectus and Post-Effective Amendment with the information contained in our Current Report on Form 8-K/A, filed with the SEC on November 21, 2023 (the “Form 8-K”), which among other things, discloses the reduction in the exercise price of certain common stock purchase warrants issued by the Company pursuant to the Prospectus, as more fully described below.

Our Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LGMK”. The last reported closing price for our Common Stock on Nasdaq on November 20, 2023 was $2.18 per share.

This prospectus supplement updates and supplements the information in the Prospectus and the Post-Effective Amendment and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including the Post-Effective Amendment and any other amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, the Post-Effective Amendment and such amendments and supplements and if there is any inconsistency between the information in the Prospectus, the Post-Effective Amendment and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of the Prospectus and in the documents which are incorporated by reference herein to read about factors you should consider before investing in our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of such securities or passed upon the adequacy or accuracy of the Prospectus or any amendments or supplements thereto. Any representation to the contrary is a criminal offense.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in the Prospectus, as well as the other information contained, or incorporated by reference, in this prospectus supplement or the Prospectus. The Prospectus and this prospectus supplement contains forward-looking statements that include, without limitation: statements regarding proposed new products or services; statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of our management’s goals and objectives; statements concerning our competitive environment, availability of resources and regulation; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and “estimates,” and variations of such terms or similar expressions, are intended to identify such forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statement made or included in this prospectus supplement and the Prospectus.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

REPRICING OF WARRANTS

As previously reported in the Form 8-K, on November 21, 2023, the Company entered into (i) a warrant inducement agreement (the “2021 Inducement Agreement”) with certain holders of the Warrants (as defined in the Prospectus) (the “Existing September 2021 Warrants”) and (ii) a warrant inducement agreement (the “2023 Inducement Agreement” and together with the 2021 Inducement Agreement, the “Inducement Agreements”) with certain holders of the Company’s common stock purchase warrants issued pursuant to a firm commitment public offering that closed on January 25, 2023 (the “Existing January 2023 Warrants” and together with the Existing September 2021 Warrants, the “Existing Warrants”) to purchase shares of Common Stock of the Company. Pursuant to the Inducement Agreements, the holders of the Existing Warrants (the “Holders”) agreed to exercise for cash their Existing Warrants to purchase up to approximately 909,059 shares of Common Stock, at an exercise price of (x) $2.00 per share for the Existing September 2021 Warrants and (y) $2.00 per one and one-half share for the Existing January 2023 Warrants, during the period from the date of the Inducement Agreements until 7:30 a.m., Eastern Time, on December 20, 2023. The aggregate gross proceeds to be received by the Company will depend on the number of Existing Warrants actually exercised by the Holders. If all of the Existing Warrants are exercised in connection with the Inducement Agreements, the Company anticipates receiving aggregate gross proceeds of up to approximately $1.3 million from the exercise of the Existing Warrants before deducting financial advisory fees and other expenses payable by the Company. There is no guarantee that all of the Existing Warrants will be exercised by the Holders in accordance with the Inducement Agreements. The Company expects to use the net proceeds from these transactions for working capital and other general corporate purposes.

In consideration of the Holders’ agreement to exercise the Existing Warrants in accordance with the Inducement Agreements, the Company agreed to: (A) issue unregistered Series A Common Stock purchase warrants (the “Series A Warrants”) to purchase a number of shares of Common Stock equal to 200% of the number of shares of Common Stock issued upon exercise of the Existing September 2021 Warrants (the “Series A Warrant Shares”) to Holders of Existing September 2021 Warrants, at an exercise price of $2.00 per Series A Warrant Share; and (B) issue unregistered Series B Common Stock purchase warrants (the “Series B Warrants” and together with the Series A Warrants, the “New Warrants”) to purchase a number of shares of Common Stock equal to 200% of the number of shares of Common Stock issued upon exercise of the Existing January 2023 Warrants (the “Series B Warrant Shares” and together with the Series A Warrant Shares, the “New Warrant Shares”) to Holders of Existing January 2023 Warrants, at an exercise price of $2.00 per one and one-half Series B Warrant Share. Of the Series A Warrants, 50% will be immediately exercisable and expire on the Termination Date (as defined in the Existing September 2021 Warrants) (the “Series A-1 Warrants”) and 50% will be exercisable at any time on or after the Stockholder Approval Date (as defined in the Inducement Agreements) (the “Series A-2 Warrants”), and have a term of exercise of five and a half years from the date of the initial closing of the transactions contemplated by the Inducement Agreements. Of the Series B Warrants, 50% will be immediately exercisable and expire on the Termination Date (as defined in the Existing January 2023 Warrants) (the “Series B-1 Warrants”) and 50% will be exercisable at any time on or after the Stockholder Approval Date (the “Series B-2 Warrants”), and have a term of exercise of five years and a half years from the date of the initial closing of the transactions contemplated by the Inducement Agreements.

The Company agreed in the Inducement Agreements to file a registration statement to register the resale of the New Warrant Shares upon exercise of the New Warrants (the “Resale Registration Statement”) on or before thirty (30) days from the initial closing of the transactions contemplated by the Inducement Agreements, and to use commercially reasonable efforts to have such Resale Registration Statement declared effective by the SEC within ninety (90) days following the date of filing the Resale Registration Statement. Additionally, pursuant to the Inducement Agreements, the Company has agreed to hold an annual or special meeting of stockholders on or prior to the date that is one hundred eighty (180) days following the initial closing of the transactions contemplated by the Inducement Agreements for the purpose of obtaining stockholder approval of such transactions.

The exercise price and the number of shares of Common Stock issuable upon exercise of each New Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. In addition, in certain circumstances, upon a fundamental transaction, a holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the fundamental transaction. The Company may not affect the exercise of New Warrants, and the applicable Holder will not be entitled to exercise any portion of any such New Warrants, which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the holder of such New Warrants (together with its affiliates) to exceed 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such New Warrants.

In addition, pursuant to the Inducement Agreements, and subject to certain exceptions, the Company has agreed: (i) until the earlier of 30 days from the initial closing of the transactions contemplated by the Inducement Agreements or the Stockholder Approval Date, not to issue Common Stock or Common Stock Equivalents (as defined in the Inducement Agreements) and (ii) until the date that is six months from the date of the Inducement Agreements, not to enter into or effect any issuance of Common Stock or Common Stock Equivalents involving a Variable Rate Transaction (as defined in the Inducement Agreements).

Also as previously reported in the Form 8-K, the Company engaged a financial advisor (the “Advisor”) to provide exclusive financial services in connection with the transactions summarized above and, pursuant to a certain financial advisory agreement, dated November 20, 2023, by and between the Company and the Advisor (the “Financial Advisory Agreement”), has agreed to pay the Advisor a financial advisory fee equal to 7% of the aggregate gross proceeds received from the Holders’ exercise of their Existing Warrants. In addition, the Company has also agreed to reimburse the Advisor for its accountable legal expenses in connection with the exercise of the Existing Warrants and the issuance of the New Warrants of up to $30,000.

This prospectus supplement is being filed to reflect the reduction in the exercise price of the Warrants subject to the Inducement Agreements and issued pursuant to the Prospectus to $2.00 per share as of November 21, 2023, as described above. The forms of each of the Inducement Agreements were filed as Exhibits 10.1 and 10.2 to the Form 8-K. Except as explicitly set forth herein, nothing in this prospectus supplement is intended to modify the information set forth in the Prospectus or Post-Effective Amendment.

Sole Book-Running Manager

A.G.P.

 The date of this prospectus supplement is November 21, 2023

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